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                                                                      EXHIBIT 52

                                                                 [INTEROIL LOGO]

NEWS RELEASE

                    INTEROIL TO PRESENT AT 22ND ANNUAL COPIC
                         PRODUCERS CONFERENCE IN TORONTO

APRIL 28, 2003 - HOUSTON, TX - INTEROIL CORPORATION (IOL:TSX-V) (IOC:ASX / POMSOX), a Canadian company with offices in The Woodlands, TX today announced that Phil Mulacek, CEO of InterOil, will participate in the 22nd Annual COPIC Producers Conference. The conference will be held on April 29 & 30, 2003 at The Ontario Club in Toronto, Ontario, Canada.

         InterOil is currently scheduled to make its presentation on Tuesday, April 29, 2003 from 4:00 p.m. to 4:30 p.m. eastern time. A live audio web cast of this presentation with an accompanying slide presentation will be available at www.newswire.ca and will be archived on the site for approximately 90 days.

         InterOil is focused on Papua New Guinea and the surrounding region, and is developing an integrated energy business consisting of an oil refinery, petroleum exploration, and retail assets. The majority of product from the refinery is secured by contracts valued by InterOil at approximately US$1.4 billion with Shell Overseas Holdings Ltd. BP Singapore is the exclusive agent for all crude oil supplied to the refinery. In addition to the refinery and retail assets, InterOil has recently announced the largest exploration program by a single company in Papua New Guinea history.

         InterOil's common shares are traded in Canada in Canadian dollars on the TSX Venture Exchange under the symbol IOL, and on the Australian Stock Exchange, "ASX" in CHESS Depositary Interests "CDI", in Australian dollars under the symbol IOC, traded on a 10:1 basis to common shares. InterOil Corporation shares also trade on the Port Moresby Stock Exchange in Papua New Guinea in the local currency (KINA) under the symbol IOC. For more information please see the InterOil website at: www.interoil.com.

FOR FURTHER INFORMATION:

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NORTH AMERICA                                                      AUSTRALASIA
-------------                                                      -----------
Gary M Duvall                                                      Anesti Dermedgoglou
Vice President, Corporate Development                              Vice President, Investor Relations
InterOil Corporation                                               InterOil Corporation
gary.duvall@interoil.com                                           anesti@interoil.com
Houston, TX USA                                                    Cairns, Qld Australia
Phone:  +1 281 292 1800                                            Phone:  +61 7 4046 4600

Lisa Elliott

DRG&E
lelliott@drg-e.com
Houston, TX USA
Phone:  +1 713 529 6600
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